July 3, 2018

Via EDGAR

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate & Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Century Casinos, Inc. (File No. 000-22900)

Form 10-K for the year ended December 31, 2017

Dear Ms. Monick:

On behalf of Century Casinos, Inc. (the “Company”), the following response is provided to the comment submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated June 27, 2018 (the “Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”). The comment made in the Letter is restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2017

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

1.	Please tell us how you determined it was unnecessary to provide quantitative disclosures about foreign currency exchange risk. Please refer to Item 305 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, based on its analysis, the Company concluded that its market risk from fluctuations in foreign currency exchange rates was not material and, as a result, quantitative disclosures about fluctuations in foreign currency exchange rates were not included in Item 7A of the 2017 Form 10-K.

The Company also notes that it provided detailed guidance about the quantitative impact of foreign currency exchange rates in the discussion of the Company’s results by segments in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of the 2017 Form 10-K. Results for each segment were discussed in local currency with the corresponding change in U.S. dollars presented to indicate the additional impact of foreign currency fluctuations on results. In addition, in the Presentation of Foreign Currency Amounts section included in the MD&A, the Company stated the following:

A decrease in the value of these currencies in relation to the value of the U.S. dollar would decrease the earnings from our foreign operations when translated into U.S. dollars. An increase in the value of these currencies in relation to the value of the U.S. dollar would increase the earnings from our foreign operations when translated into U.S. dollars.

In future Form 10-K filings (and Form 10-Q filings, if applicable), to the extent material, the Company will include a sensitivity analysis that quantifies the effect of a hypothetical change in foreign currency exchange rates as well as any additional quantitative disclosure required by Item 305 of Regulation S-K.

If you require any additional information, please contact the undersigned or Brianna Kadera, Financial Reporting Manager, at (719) 527-8300.

Sincerely,

/s/ Margaret Stapleton

Margaret Stapleton

Executive Vice President and Principal Financial/Accounting Officer